

April 2, 2015

Carlos Domenech Zornoza
Chief Executive Officer
SunEdison Emerging Markets Yield, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re:** **SunEdison Emerging Markets Yield, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 6, 2015**
> **CIK No. 0001620702**

Dear Mr. Domenech:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited pro forma condensed financial statements

Notes to the unaudited pro forma statements of operations for the year ended December 31, 2014, page 101

1. We have reviewed your response to comment 5 and note that your description of the acquired debt adjustment in your response appears to be more detailed and informative than your current footnote disclosures. Please revise your disclosures to provide the additional information included in your response and, to the extent material, ensure that you present all adjustments on a gross basis.

Management's discussion and analysis of financial condition and results of operations

Combined results of operations of our predecessor, page 116

2. We note your disclosure on page 117 that you recognized gains and losses on foreign currency exchange within non-operating income. Please tell us if you classify all foreign exchange gains and losses within non-operating income or if you classify such items in both operating and non-operating income depending on the nature of the underlying transaction.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of Operations, page F-8

3. We note your disclosure that the project entities in India and South Africa are majority-owned subsidiaries of the Parent and that you consolidate the project entities in these countries. Please address the following comments:

- Your disclosure on page 4 indicates that you have 9.6% ownership interests in the South African Witkop and Soutpan projects. Please tell us how you determined that these entities should be consolidated and, in doing so, tell us if you consolidate these entities under a voting interest or variable interest model. Also explain whether or not the other owners have any substantive participating or kick out rights that might preclude consolidation. To the extent necessary, please tell us how you applied the guidance in ASC 810-10-25-44.

- Your disclosures on page 153 indicate that Chint Solar (Zhejiang) Co., Ltd. has a 41.3% ownership interest in the South African projects and that the remaining interest is owned by your local partners. Please tell us if your Parent owns Chint Solar and, if so, quantify the ownership percentage.

- Based on your disclosures on pages 150 and 151, we note that you own a 49% interest in the Indian NSM projects and that your Sponsor owns the remaining 51%. As with your South African entities, please tell us how you determined that these entities should be consolidated and, in doing so, tell us if you consolidate these entities under a voting interest or variable interest model. To the extent necessary, please tell us how you applied the guidance in ASC 810-10-25-44.

6. Income Taxes, page F-16

4. We have reviewed your effective tax rate reconciliation on page F-17 and have the following comments:

- Tell us and disclose the nature of the "Branch income" line item.

Carlos Domenech Zornoza
SunEdison Emerging Markets Yield, Inc.
April 2, 2015
Page 3

- Tell us and disclose the nature of the items included in the "Foreign taxes" line item. To the extent individual components of this line item are material, such as certain country-specific tax incentives discussed in the government incentives section beginning on page 160, please separately present those components.

   While you have included a line item in your reconciliation between the effective income tax rate and the federal statutory rate for these items on page F-17, we remind you of the disclosure requirements outlined in ASC 740-10-50-14.

8. Stock-based compensation, page F-20

5. Please tell us why you have yet to recognize any compensation expense related to your September 2014 grants of restricted stock awards and restricted stock units.

   You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara Ransom
                                        Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP